UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF MARCH 2025
COMMISSION FILE NUMBER 000-20115
METHANEX CORPORATION
(Registrant’s name)
SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

NEWS RELEASE
Methanex Corporation
1800 - 200 Burrard St.
Vancouver, BC Canada V6C 3M1
Investor Relations: 604-661-2600
Toll-Free: 1-800-661-8851
http://www.methanex.com

For immediate release

March 9, 2025

METHANEX PROVIDES UPDATE ON GEISMAR OPERATIONS
VANCOUVER, BRITISH COLUMBIA (March 9, 2025) – Methanex Corporation (TSX:MX) (Nasdaq:MEOH) announced today that its 1.8 million tonne methanol plant, Geismar 3 (G3), in Geismar, Louisiana was impacted by an unplanned outage in late February. Upon completing various inspections, management has decided to complete repairs to the autothermal reformer (ATR), and management currently estimates a plant startup by early May 2025.
During this outage, management is taking the opportunity to bring forward the completion of other planned maintenance work on G3 which was part of a previously budgeted three-week outage which is no longer expected to be required. This outage is expected to primarily impact the second quarter financial results due to lower produced methanol sales. The cost of these repairs is not expected to be material.
Methanex is a Vancouver-based, publicly traded company and is the world’s largest supplier of methanol globally. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX” and on the Nasdaq Stock Market in the United States under the trading symbol “MEOH”. Methanex can be visited online at www.methanex.com.
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Inquiries:
Sarah Herriott
Director, Investor Relations
Methanex Corporation
604-661-2600 or Toll Free: 1-800-661-8851

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: March 9, 2025	By:	/s/ KEVIN PRICE
		Name:	Kevin Price
		Title:	SVP, General Counsel & Corporate Secretary